UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Ixia

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071R109

(CUSIP Number)

Keysight Technologies, Inc.

Stephen Williams

Senior Vice President, General Counsel and Secretary

1400 Fountaingrove Parkway

Santa Rosa, CA 95403

(877) 424-4536

With a copy to

Ethan Klingsberg, Esq.

Neil Markel, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keysight Technologies, Inc. (I.R.S. Identification No. 46-4254555)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,053,853* (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,053,853* (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,053,853* (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, without par value (the “Common Stock”), of Ixia, a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 26601 West Agoura Road, Calabasas, CA 91302.

Item 2. Identity and Background

(a)       This Statement is filed by and on behalf of Keysight Technologies, Inc. (the “Reporting Person”).

(b) – (c)

The Reporting Person is a Delaware corporation. The address of the Reporting Person’s principal office is 1400 Fountaingrove Parkway, Santa Rosa, CA 95403. The Reporting Person is a measurement company providing electronic design and test solutions to communications and electronics industries.

(d) – (f)

The name, business address, citizenship and principal occupation or employment of each of the directors and executive officers of the Reporting Person as of the date hereof are set forth in Schedule A hereto, and are incorporated herein by reference.

Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting and Support Agreements described in Item 4 of this Statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting and Support Agreements by the Reporting Person, the Issuer and certain shareholders of the Issuer. The Reporting Person has not paid any consideration to such shareholders in connection with the execution and delivery of the Voting and Support Agreements described in Item 4 of this statement.

Item 4. Purpose of Transaction

On January 30, 2017, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which the Reporting Person would acquire all of the outstanding equity interests of the Issuer. Under the terms and subject to the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of the Reporting Person (“Merger Sub”) will be formed and will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person (the “Surviving Corporation”). As of the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than shares owned by the Issuer or the Reporting Person or any of its subsidiaries (including Merger Sub), which shall be cancelled, and any Dissenting Shares (as defined in the Merger Agreement)), will be converted automatically into the right to receive $19.65 in cash, without interest (the “Merger Consideration”), subject to any applicable tax withholdings.

As of the Effective Time, any outstanding and unexercised stock options of the Issuer with an exercise price below the Merger Consideration, whether or not vested, will be converted into the right to receive a cash payment equal to the Merger Consideration minus the exercise prices of such options for each share of Common Stock underlying such options, and stock options with an exercise price above the Merger Consideration will be cancelled. Any outstanding restricted stock units of the Issuer, whether or not vested, will be converted into the right to receive a cash payment equal to the Merger Consideration for each share of Common Stock underlying such restricted stock units. Prior to the Effective Time (or, if earlier, the last day of the current purchase period under the Issuer’s employee stock purchase plan (the “ESPP”)), any amounts credited to the accounts of participants in the Issuer’s ESPP will be used to purchase shares of Common Stock, and each such share shall then be converted into the right to receive a cash payment equal to the Merger Consideration. The payments described in this paragraph will be subject to any applicable tax withholdings.

Each of the Reporting Person’s, Merger Sub’s and the Issuer’s obligation to consummate the Merger is subject to a number of conditions specified in the Merger Agreement, including (1) the approval of the Merger Agreement and the principal terms of the Merger by the affirmative vote of the holders of a majority of total number of shares of Common Stock outstanding, (2) the receipt of certain required regulatory approvals, (3) the absence of an order, judgment, injunction or law prohibiting the consummation of the Merger, (4) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality standards set forth in the Merger Agreement) and (5) the other party’s compliance with or performance of its pre-closing covenants and agreements contained in the Merger Agreement in all material respects.

The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference under Exhibit 1 hereto.

In connection with the Merger Agreement, Errol Ginsberg, the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, Laurent Asscher and Katelia Capital Group, Ltd. (together, the “Shareholders”), in their capacity as shareholders of the Issuer, entered into voting and support agreements (each, a “Voting and Support Agreement”) with the Reporting Person and the Issuer. Pursuant to the Voting and Support Agreements and as more fully described therein, each Shareholder, among other things, has agreed (a) that at any meeting (whether annual or special and each adjourned or postposed meeting) of Issuer’s shareholders, however called, or in connection with any written consent of Issuer’s shareholders, such Shareholder will (i) appear at such meeting or otherwise cause all of the shares of Common Stock which such Shareholder beneficially owns as of the applicable record date (the “Subject Shares”), to be counted as present at the meeting for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all Subject Shares, among other things, (A) in favor of the approval of the Merger Agreement and the principal terms of the Merger,

(B) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s shareholders to a later date if such adjournment or postponement is done in accordance with the terms in the Voting and Support Agreement, (C) against any action, proposal, transaction or agreement in favor of an Acquisition Proposal (as defined in the Merger Agreement), without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that is intended to or would prevent, materially impede, materially delay or otherwise materially and adversely affect the Issuer’s, the Reporting Person’s or Merger Sub’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger, (b) that such Shareholder shall not, and shall cause each of its Affiliates (as defined in the Merger Agreement) and its and their respective directors, officers or employees not to, and shall use his or her reasonable best efforts to cause its and their other Representatives (as defined in the Merger Agreement) not to, directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal and (c) to certain transfer restrictions with respect to the Subject Shares, in each case subject to the terms and conditions contained therein. The Voting and Support Agreements will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, (iii) the Issuer’s board of directors effecting a Company Adverse Recommendation Change (as defined in the Merger Agreement) and (iv) the entry without the prior written consent of the Shareholders into any amendment or modification of the Merger Agreement, or any written waiver of the Issuer’s rights under the Merger Agreement made in connection with a request from the Reporting Person, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration payable to any shareholder.

The Reporting Person did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Voting and Support Agreements. The purpose of the Voting and Support Agreements is to increase the likelihood that the Merger will be consummated.

The description of the Voting and Support Agreements included in this Item 4 is qualified in its entirety by reference to the full text of each of the Voting and Support Agreements, copies of which are incorporated herein by reference under Exhibit 2 and Exhibit 3 hereto.

From and after the completion of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (ii) the individuals appointed by the Reporting Person prior to or as of the Effective Time shall be the officers of the Surviving Corporation. In addition, upon completion of the Merger, subject to the requirements of Section 5.06 of the Merger Agreement, the articles of incorporation and by-laws of the Surviving Corporation will be amended and restated to be the articles of incorporation and by-laws of Merger Sub in effect immediately prior to the Effective Time (except with respect to the name of the Surviving Corporation, which shall be “Ixia”).

Upon the consummation of the Merger, the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Reporting Person will cause them to be deregistered. In addition, the Reporting Person will cause the shares of Common Stock to be delisted from the NASDAQ Global Select Market.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person intends to continue to review the Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following the consummation of the Merger and the appointment of directors to the Issuer’s board of directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer

Not including Subject Shares that the Shareholders may subsequently receive due to the Shareholders’ exercise of options or vesting of restricted stock units, (a) as a result of the execution of the Voting and Support Agreements, as of January 30, 2017, the Reporting Person may be deemed to have acquired beneficial ownership of 18,053,853 shares of Common Stock, which are either owned directly by the Shareholders or over which the Shareholders have the power to vote or dispose. Such 18,053,853 shares of Common Stock represent approximately 21.8% of the outstanding shares of Common Stock as of January 26, 2017 based upon 82,649,261 shares of Common Stock outstanding as of such date (as represented by the Issuer in the Merger Agreement).

Including Subject Shares that the Shareholders may subsequently receive due to the Shareholders’ exercise of options or vesting of restricted stock units within 60 days of the date of this Schedule 13D, as a result of the execution of the Voting and Support Agreements, as of January 30, 2017, the Reporting Person may be deemed to have acquired beneficial ownership of 18,783,066 shares of Common Stock, which are either owned directly by the Shareholders or over which the Shareholders have the power to vote or dispose. Such 18,783,066 shares of Common Stock represent approximately 22.7% of the outstanding shares of Common Stock as of January 26, 2017 based upon 82,649,261 shares of Common Stock outstanding as of such date (as represented by the Issuer in the Merger Agreement).

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Voting and Support Agreements, the Reporting Person does not beneficially own any other shares of Common Stock, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any shares of Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Shareholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Shareholders or any of their affiliates including, without limitation, the Subject Shares.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

(b) The Reporting Person may be deemed to share with the Shareholders the power to vote, or to direct the vote of, the portion of the Subject Shares constituting approximately 21.8% of the voting power of the Issuer (or 18,053,853 shares of Common Stock based upon 82,649,261 shares of Common Stock outstanding as of January 26, 2017 (as represented by the Issuer in the Merger Agreement)) solely with respect to those matters described in Item 4 of this statement and in the Voting and Support Agreements.

The Reporting Person may also be deemed to share with the Shareholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting and Support Agreement restricts the ability of the Shareholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Voting and Support Agreements.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Shareholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Shareholders or any of their affiliates including, without limitation, the Subject Shares.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedules A hereto has effected any transactions in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no person (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person set forth on Schedules A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Merger Agreement and the Voting and Support Agreements.

The description of the Merger Agreement and the Voting and Support Agreements in Item 4 of this statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of January 30, 2017, by and between Keysight Technologies, Inc. and Ixia (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Keysight Technologies, Inc. on February 1, 2017).
Exhibit 2	Voting and Support Agreement, dated as of January 30, 2017, by and among Keysight Technologies, Inc., Ixia, Laurent Asscher and Katelia Capital Group Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Keysight Technologies, Inc. on February 1, 2017).
Exhibit 3	Voting and Support Agreement, dated as of January 30, 2017, by and among Keysight Technologies, Inc., Ixia, Errol Ginsberg and The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Keysight Technologies, Inc. on February 1, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017

KEYSIGHT TECHNOLOGIES, INC.

By:	/s/ Jeffrey K. Li
Name:	Jeffrey K. Li
Title:	Vice President, Assistant General Counsel And Assistant Secretary

Schedule A

Directors and Executive Officers of Keysight Technologies, Inc. (“Keysight”)

The following table sets forth the name, country of citizenship and present principal occupation of each director and executive officer of Keysight. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Keysight. The business address for each person is 1400 Fountaingrove Parkway, Santa Rosa, CA 95403.

I. Directors

Name	Country of citizenship	Present Principal Occupation
Paul N. Clark	USA	Non-executive Chairman Former Operating Partner of Genstar Capital, LLC
Ronald S. Nersesian	USA	President and Chief Executive Officer
James G. Cullen	USA	Non-executive Chairman, Agilent Technologies, Inc. Former President and Chief Operating Officer, Bell Atlantic
Charles J. Dockendorff	USA	Former Executive Vice President and Chief Financial Officer, Covidien, PLC
Jean M. Halloran	USA	Former Senior Vice President, Agilent Technologies, Inc.
Richard Hamada	USA	Former Chief Executive Officer, Avnet, Inc.
Robert A. Rango	USA	President and Chief Executive Officer, Enevate Corporation Former Executive Vice President and GM, Broadcom Corp Mobile and Wireless Group
Mark B. Templeton	USA	Former President and Chief Executive Officer, Citrix Systems, Inc.

II. Executive Officers

Name	Country of citizenship	Present Principal Occupation
Ronald S. Nersesian	USA	President and Chief Executive Officer
Neil Dougherty	USA	Senior Vice President and Chief Financial Officer
Jay Alexander	USA	Senior Vice President and Chief Technology Officer
Ingrid Estrada	USA	Senior Vice President, Human Resources
Michael Gasparian	USA	Senior Vice President and President of the Communications Solutions Group
Soon Chai Gooi	Malaysia	Senior Vice President and President of the Electronic Industrial Solutions Group
John Page	USA	Senior Vice President and President of Services Solutions Group.
Mark Wallace	USA	Senior Vice President of Worldwide Sales
Stephen Williams	USA	Senior Vice President, General Counsel and Secretary
John Skinner	USA	Vice President, Corporate Controller and Principal Accounting Officer